UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)

Aeterna Zentaris Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

007975204
(CUSIP Number)

Marc Paquet, Secretary Société générale de financement du Québec 600 de la Gauchetière Street West Suite 1500 Montréal, Québec Canada H3B 4L8
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 14, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

CUSIP No. 007975204
13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Société Générale de Financement du Québec
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
6.	Citizenship or Place of Organization Quebec, Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 7,380,978
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,380,978
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,380,978
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9,95%
14.	Type of Reporting Person (See Instructions) CO

Page  2 of 6 Pages

CUSIP No. 007975204
13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) SGF Santé Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
6.	Citizenship or Place of Organization Quebec, Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 7,380,978
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,380,978
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,380,978
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9,95%
14.	Type of Reporting Person (See Instructions) CO

Page  3 of 6 Pages

CUSIP No. 007975204
13D

This amended statement on Schedule 13D amends and supplements the Schedule 13D originally filed on April 19, 2002, as amended and restated on April 19, 2003 and on March 6, 2006 (as previously amended and amended hereby, the “Schedule 13D”) by Société Générale de Financement du Québec, and relates to Common Shares, no par value, of Aeterna Zentaris Inc.

Item 4.     Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by deleting the first paragraph of such Item and replacing it with the following:

“SGF may, depending on market conditions, sell additional securities of the Company. SGF also reserves the right to acquire additional securities of the Company, depending on economic and market conditions as well as matters relating to the Company. Any subsequent acquisition or disposition of such securities may be made by way of market purchases or sales, private agreements or otherwise. Except as described above, neither SGF nor SGF Santé has any plans or proposals which relate to or would result in:”

Item 7.     Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended (1) by deleting Exhibit 1 to the Schedule 13D in its entirety and replacing it with Exhibit 1 hereto.

Page  4 of 6 Pages

CUSIP No. 007975204
13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated May 14, 2010.

SOCIÉTÉ GÉNÉRALE DE FINANCEMENT DU QUÉBEC

By:	/s/ Marc Paquet
Name: Marc Paquet
Title: Secretary

SGF SANTÉ INC.

By:	/s/ Marc Paquet
Name: Marc Paquet
Title: Secretary

Page  5 of 6 Pages

CUSIP No. 007975204
13D

INDEX OF EXHIBITS

Exhibit Number	Description
1.	Name, title, principal business address, principal occupation and citizenship of each director and executive officer of SGF or SFG Santé.

CUSIP No. 007975204
13D

EXHIBIT 1

Directors and Officers of SGF

Name	Title	Principal Business Address	Principal Occupation	Citizenship
Jean Bazin	Chairman of the Board	Suite 1500 600 de La Gauchetière Street West Montréal, Québec Canada H3B 4L8	Chairman of the Board of SGF	Canadian
Pierre Shedleur	President and General Manager and Director	Suite 1500 600 de La Gauchetière Street West Montréal, Québec Canada H3B 4L8	President and General Manager and Director of SGF	Canadian
Jean-Jacques Carrier	Senior Vice-President and Chief Financial Officer	Suite 1500 600 de La Gauchetière Street West Montréal, Québec Canada H3B 4L8	Vice-President and Chief Financial Officer of SGF	Canadian
Yves Bourque	Senior Vice-President, Investment Support and Management	Suite 1500 600 de La Gauchetière Street West Montréal, Québec Canada H3B 4L8	Senior Vice-President, Investment Support and Management of SGF	Canadian
Marc Paquet	Senior Vice-President, Legal Affairs and Corporate Secretary	Suite 1500 600 de La Gauchetière Street West Montréal, Québec Canada H3B 4L8	Senior Vice-President, Legal Affairs and Corporate Secretary of SGF	Canadian
Chantal Malo	Senior Vice-President, Planning and International Strategic	Suite 1500 600 de La Gauchetière Street West Montréal, Québec Canada H3B 4L8	Senior Vice-President, Planning and International Strategic of SGF	Canadian
Christian Lessard	Senior Vice-President, Organizational Development and Public Affairs	Suite 1500 600 de La Gauchetière Street West Montréal, Québec Canada H3B 4L8	Senior Vice-President, Organizational Development and Public Affairs of SGF	Canadian
Daniel Boulais	Senior Vice-President, Investments Agri-Food Group	Suite 1500 600 de La Gauchetière Street West Montréal, Québec Canada H3B 4L8	Senior Vice-President, Investments Agri-Food Group of SGF	Canadian
Luc Séguin	Senior Vice-President, Investments, Mines, Materials, Energy, Environment Group	Suite 1500 600 de La Gauchetière Street West Montréal, Québec Canada H3B 4L8	Senior Vice-President, Investments, Mines, Materials, Energy, Environment Group of SGF	Canadian

CUSIP No. 007975204
13D

Name	Title	Principal Business Address	Principal Occupation	Citizenship
Georges Kobrynsky	Senior Vice-President, Investments Forest Products Group	Suite 1500 600 de La Gauchetière Street West Montréal, Québec Canada H3B 4L8	Senior Vice-President, Investments Forest Products Group of SGF	Canadian
Pierre Puglièse	Senior Vice-President, Investments Technologies and Life Sciences Group	Suite 1500 600 de La Gauchetière Street West Montréal, Québec Canada H3B 4L8	Senior Vice-President, Investments Technologies and Life Sciences Group of SGF	Canadian
Jean-Yves Tardif	Vice-President, Human Resources	Suite 1500 600 de La Gauchetière Street West Montréal, Québec Canada H3B 4L8	Vice-President, Human Resources of SGF	Canadian
Nicolas Potvin	Legal Counsel and Assistant Secretary	Suite 1500 600 de La Gauchetière Street West Montréal, Québec Canada H3B 4L8	Legal Counsel and Assistant Secretary of SGF	Canadian
Jean Rocheleau	Treasurer	Suite 1500 600 de La Gauchetière Street West Montréal, Québec Canada H3B 4L8	Treasurer of SGF	Canadian
Silvana Travaglini	Vice-President and Controller	Suite 1500 600 de La Gauchetière Street West Montréal, Québec Canada H3B 4L8	Vice-President and Controller of SGF	Canadian
André-Gilles Frigon	Assistant Treasurer	Suite 1500 600 de La Gauchetière Street West Montréal, Québec Canada H3B 4L8	Assistant Treasurer of SGF	Canadian
Marie Anna Bacchi	Director	4245, Decarie Blvd. Montréal, Québec Canada H4A 3K4	Director General Villa Maria College	Canadian
José P. Dorais	Director	1155, René-Lévesque Blvd West 31st Floor Montréal, Québec Canada H3B 3S6	Partner, Miller Thomson Pouliot LLP	Canadian
Nathalie Goodwin	Director	839, Sherbrooke Street East Suite 200 Montréal, Québec Canada H2L 1K6	Associate, Agence Goodwin	Canadian

CUSIP No. 007975204
13D

Name	Title	Principal Business Address	Principal Occupation	Citizenship
Diane Lanctôt	Director	5790, Paré Street Montréal, Québec Canada H4P 2M2	President of Lanctôt Ltd	Canadian
John LeBoutillier	Director	2000, McGill College Avenue Suite 2300 Montreal, Québec Canada H3A 3J1	Chairman, Industrial Alliance Insurance and Financial Services Inc.	Canadian
Hélène Lévesque	Director	234, Chester Avenue Mont-Royal, Québec Canada H3R 1W3	President, Experlead Corporation	Canadian
Monique Mercier	Director	630, René-Lévesque Blvd West 22nd Floor Montréal, Québec Canada H3B 1S6	Executive Vice-President, Law and Market Development Emergis Inc. (a Telus Group Company)	Canadian
Stanley K. Plotnick	Director	5490, Thimens Suite 210 Montréal, Québec Canada H4M 2K4	President, Diversiplex Corp.	Canadian
Richard J. Renaud	Director	1, Place Ville-Marie Suite 2221 Montréal, Québec Canada H3B 3M4	Chairman and Managing Partner Wynnchurch Capital	Canadian
André Riedl	Director	263, Rosalie-Cherrier Mont-Saint-Hilaire, Québec Canada J3H 5Y7	Consultant, Managing Partner	Canadian
Stephen Rosenhek	Director	2, Place Alexis-Nihon 22nd Floor Montréal, Québec Canada H3Z 3C2	Managing Partner, RSM Richter Chamberland	Canadian
Madeleine Roy	Director	925, Grande Allée West Suite 500 Québec, Québec Canada G1S 1C1	Lawyer, Lavery, de Billy, LLP	Canadian
Chrystine Tremblay	Director	710, Place d'Youville 6th Floor Québec, Québec Canada G1R 4Y4	Deputy Minister for the Ministère du Développement économique, de l'Innovation et de l'Exportation du Québec	Canadian

CUSIP No. 007975204
13D

Directors and Officers of SGF Santé

Name	Title	Principal Business Address	Principal Occupation	Citizenship
Pierre Puglièse	Chairman of the Board, President and Director	Suite 1500 600 de La Gauchetière Street West Montréal, Québec Canada H3B 4L8	Chaiman of the Board and President of SGF Santé	Canadian
Marc Paquet	Secretary	Suite 1500 600 de La Gauchetière Street West Montréal, Québec Canada H3B 4L8	Secretary of SGF Santé	Canadian
Nicolas Potvin	Assistant Secretary	Suite 1500 600 de La Gauchetière Street West Montréal, Québec Canada H3B 4L8	Assistant Secretary of SGF Santé	Canadian
Jean-Jacques Carrier	Director	Suite 1500 600 de La Gauchetière Street West Montréal, Québec Canada H3B 4L8	Director of SGF Santé	Canadian
Yves Bourque	Director	Suite 1500 600 de La Gauchetière Street West Montréal, Québec Canada H3B 4L8	Director of SGF Santé	Canadian